SUBLICENSE AGREEMENT

This Sublicense Agreement (the “Agreement”) is made as of June 13, 2017, by and between Security Investors, LLC, a limited liability company with offices at 330 Madison Avenue, New York, New York, 10017 (“Security Investors”) and Rydex ETF Trust, a Delaware statutory trust, with offices at 805 King Farm Boulevard, Rockville, Maryland 20850 (the “Trust” and together with Security Investors, the “Parties”).

RECITALS

WHEREAS, pursuant to the license agreement dated June 13, 2017 (the “License Agreement”) between Accretive Asset Management, LLC (“Accretive”) and Security Investors, Security Investors receives a license to use the Guggenheim Multi-Factor Large Cap Index (the “Index”) and the Names (as that term is defined in the License Agreement) in connection with the issuance, marketing and promotion of the “Product(s)” (as that term is defined in the License Agreement) and making disclosure about such Product(s) under applicable laws, rules and regulations in order to indicate that the Product(s) are based on the Index and that Accretive is the source of the Index; and

WHEREAS, Security Investors has the right pursuant to Section 1 of the License Agreement to use the Index and the Names in connection with the Product(s), including the Guggenheim Multi-Factor Large Cap ETF, a series of the Trust (the “Fund”), and wishes to grant a sublicense to the Trust to facilitate the Fund’s use of the Index and the Names; and

WHEREAS, the Trust, on behalf of the Fund, wishes to use the Index and the Names consistent with the terms of the License Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and promises contained herein, and for such other good and valuable consideration, the receipt and sufficiency of which is hereby expressly acknowledged by the Parties, the Parties do hereby agree as follows:

1.    Grant of Sublicense.

Subject to the terms and conditions of this Agreement, Security Investors hereby grants to the Trust a sublicense to use the Index (and associated data and information) and the Names in the manner set forth in, and subject to the terms of, the License Agreement.

2.    Performance of Obligations Under the License.

The Trust, on behalf of the Fund, will be responsible for complying with the applicable terms of the License Agreement, including those obligations of the Advisor set forth in Section 4 of the License Agreement. For the avoidance of doubt, neither the Trust nor the Fund shall ever be responsible under any circumstance for the payment of license fees under the License Agreement.

3.    Fees.

Pursuant to the terms of the License Agreement, Security Investors shall bear all Fees (as such term is defined in the License Agreement) owed to Accretive with respect to the use of the Index and the Names. Security Investors hereby grants a sublicense to the Fund and the Trust to use the Index and the Names as discussed hereunder at no cost. For the avoidance of doubt, neither the Trust nor the Fund shall have an obligation to pay any Fees to Accretive under this Agreement or otherwise for the use of the Index or the Names.

4.    Termination.

This Agreement shall terminate immediately upon the earlier of (a) termination of the License Agreement, or (b) Security Investors or one of its affiliates ceases to exercise investment discretion over the Fund in its capacity as manager, investment adviser, trustee, or other comparable capacity. Security Investors shall notify the Trust as soon as reasonably practicable if it reasonably believes the License Agreement may terminate or if the License Agreement terminates. Upon termination of this Agreement, the Trust’s right to use the Index and the Names shall terminate consistent with the terms of the License Agreement.

5.    Assignment.

The Trust will not make, or purport to make, any assignment or other transfer of this Agreement or any of the rights thereunder without the written consent of Security Investors. Security Investors may assign its rights and obligations under this Agreement effective upon the giving of advance written notice to the Trust.

6.    Amendment.

No provision of this Agreement may be waived, altered, or amended except by written agreement of the Parties.

7.    Entire Agreement.

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof.

8.    Construction.

Headings used in this Agreement are for convenience only, and shall not affect the construction or interpretation of any of its provisions. Each of the provisions of this Agreement is severable, and the invalidity or inapplicability of one or more provisions, in whole or in part, shall not affect any other provision. To the extent not preempted by federal law, this Agreement shall be construed and interpreted under the laws of the State of Delaware.

9.    Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first above written, with intent to be bound hereby.

SECURITY INVESTORS, LLC		RYDEX ETF TRUST

By:	/s/ Amy J. Lee	By:	/s/ Amy J. Lee
Name:	Amy J. Lee	Name:	Amy J. Lee
Title:	Senior Vice President and Secretary	Title:	Secretary and Vice President